UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended October 31, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
October 2, 2023	54,876	178.63p	182.60p	175.60p
October 3, 2023	57,326	172.31p	184.40p	167.40p
October 4, 2023	57,432	173.38p	178.60p	166.40p
October 5, 2023	59,395	178.55p	183.00p	177.00p
October 6, 2023	59,595	182.46p	184.40p	179.80p
October 9, 2023	60,246	183.68p	185.00p	181.00p
October 10, 2023	13,692	184.65p	185.80p	183.00p
October 11, 2023	59,216	185.71p	189.00p	181.20p
October 12, 2023	58,783	184.60p	188.40p	183.00p
October 13, 2023	56,788	177.57p	185.60p	171.00p
October 16, 2023	51,734	170.91p	174.20p	168.40p
October 17, 2023	37,903	168.83p	170.80p	167.20p
October 18, 2023	45,866	171.51p	176.00p	167.80p
October 19, 2023	40,535	169.64p	175.80p	165.00p
October 20, 2023	30,962	166.20p	168.80p	162.60p
October 23, 2023	41,781	164.72p	167.60p	162.00p
October 24, 2023	35,591	166.14p	169.20p	164.60p
October 25, 2023	38,361	166.20p	169.40p	163.40p
October 26, 2023	44,415	158.31p	163.80p	155.60p
October 27, 2023	37,010	155.40p	158.80p	152.40p
October 30, 2023	43,416	157.06p	160.00p	154.40p
October 31, 2023	49,200	154.92	158.60	151.40

During the month ended October 31, 2023, the Company repurchased an aggregate of 1,034,123 Ordinary Shares. As of October 31, 2023, the Company’s issued share capital was 289,468,159 shares, 15,963,277 of which were held in treasury, resulting in total voting rights in the Company of 273,504,882 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

October 2, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4919741.html

October 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4921189.html

October 4, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4922669.html

October 5, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4924284.html

October 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4925776.html

October 9, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4930129.html

October 10, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4932303.html

October 11, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4933862.html

October 12, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4935287.html

October 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4936760.html

October 16, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4938299.html

October 17, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4939799.html

October 18, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4941258.html

October 19, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4942641.html

October 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4944071.html

October 23, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4945524.html

October 24, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4947041.html

October 25, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4948489.html

October 26, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4949985.html

October 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4951458.html

October 30, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4952977.html

October 31, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4954599.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: November 2, 2023	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer